Ropes & Gray LLP
Three Embarcadero Center
San Francisco, CA 94111-4006

July 23, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC  20549

Attention:  Mr. James O’Connor and Ms. Christina DiAngelo

Re:          Registration Statement on Form N-14 of RS Investment Trust (the “Trust”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 23, 2010 (File No. 333-167725) (the “Registration Statement”)

Dear Mr. O’Connor and Ms. DiAngelo:

This letter responds to comments of the staff of the Commission (the “Staff”) provided orally by Mr. James O’Connor on July 22, 2010, and by Ms. Christina DiAngelo on June 25, 2010, regarding the Registration Statement of the Trust relating to the proposed acquisition of the assets and liabilities of Oak Value Fund (the “Acquired Fund”), a series of Oak Value Trust, by RS Capital Appreciation Fund, a series of the Trust (the “Acquiring Fund” and, together with the Acquired Fund, the “Funds”) in exchange for Class A shares of the Acquiring Fund (the “Reorganization”).  For convenience of reference, Mr. O’Connor’s and Ms. DiAngelo’s comments have been summarized before each response.

1.             Comment:  Please add disclosure to clarify whether the Acquiring Fund will be managed as a growth style fund or value style fund.

Response:  The following sentence has been added in the Principal Investment Strategies section of the Acquiring Fund:

“The Fund’s investment team combines elements of traditional growth and value investment disciplines in its management of the Fund.”

2.             Comment:  Please provide market capitalization ranges for the companies in which the Acquiring Fund may invest.

Response:  The following disclosure has been added in the Principal Investment Strategies section of the Acquiring Fund:

“The Fund typically invests primarily in the securities of U.S. large capitalization companies, but may invest in the securities of foreign companies and companies of any market capitalization.”

3.             Comment: Please consider adding disclosure to address whether there are limitations on the Acquiring Fund’s ability to invest in foreign issuers.

Response:  As discussed in the response #2, the following sentence has been added in the Principal Investment Strategies section of the Acquiring Fund:

“The Fund typically invests primarily in the securities of U.S. large capitalization companies, but may invest in the securities of foreign companies and companies of any market capitalization.”

4.             Comment:  Please describe in the Prospectus/Proxy Statement included in the Registration Statement (the “Prospectus/Proxy Statement”) what alternative course of action the Board of Trustees of the Acquired Fund may take if the Reorganization is not approved by the Acquired Fund’s shareholders.

Response:  The following sentence has been added under the section “Terms of The Proposed Reorganization” on page 11 of the Prospectus/Proxy Statement:

“If the Agreement and Plan of Reorganization is not approved by the shareholders of the Fund, the Board of Trustees of Oak Value Trust will consider what other action, if any, should be taken with respect to the Fund.”

5.             Comment:  Please confirm supplementally that no material adjustments to the Acquiring Fund’s net asset value (“NAV”) will be required after the Reorganization to account for differences in the valuation policies of the Acquired Fund and the Acquiring Fund.

Response:  The Trust confirms that no such adjustments to the Acquiring Fund’s NAV are anticipated.

6.             Comment:  Please confirm supplementally that the Acquired Fund will be the accounting survivor of the Reorganization.

Response:  The Trust confirms that the Acquired Fund will be the accounting survivor of the Reorganization.

7.             Comment:  Please confirm supplementally that no capital gains will be incurred by the Acquired Fund in connection with any Acquired Fund portfolio repositioning transactions that may take place in anticipation of the Reorganization.

Response:  Oak Value Capital Management, Inc. (“Oak Value”), the investment adviser of the Acquired Fund, has represented that it does not intend to reposition the Acquired Fund’s portfolio in anticipation of the Reorganization.  As a result, it is expected that no capital gains will be incurred by the Acquired Fund as a result of any repositioning transactions.

8.             Comment:  Please provide an estimate of the total costs of the Reorganization in the Prospectus/Proxy Statement.

Response:  The Trust respectfully declines to include an estimate of the total costs of the Reorganization in the Prospectus/Proxy Statement.  The Trust respectfully submits that such disclosure would not be relevant to readers, since neither the Acquired Fund nor the Acquiring Fund will bear the costs associated with the Reorganization.

9.             Comment:  In footnote 1 to the Annual Fund Operating Expenses table for  the Acquiring Fund, indicate whether any items are excluded from the expense limitation.

Response:  The footnote has been revised as follows:

“An expense limitation with respect to the Fund’s Total Annual Fund Operating Expenses (excluding expenses indirectly incurred by the Fund through investments in pooled investment vehicles, interest, taxes, and extraordinary expenses) is imposed pursuant to a written agreement in effect through April 30, 2012, to limit the Fund’s Total Annual Fund Operating Expenses to 1.25% for Class A shares.”

10.           Comment:  Please explain supplementally why the “Other Expenses” shown in the Annual Fund Operating Expenses table are lower for the Acquiring Fund than the Acquired Fund.

Response:  RS Investment Management Company LLC (“RS Investments”), the investment adviser of the Acquiring Fund, manages significantly more assets than does Oak Value, and RS Investments and the RS Funds are able to take advantage of economies of scale potentially unavailable to Oak Value.  RS Investments and the RS Funds may be in a position to purchase goods and services at more advantageous prices.  In addition, RS Investments generally allocates common expenses pro-rata across the funds it manages, and so fixed costs are shared by a larger pool of assets, thereby reducing the amount of fixed costs that each fund is required to bear.  It is principally for these reasons that the Trust has determined that the Other Expenses are expected to be lower for the Acquiring Fund than for the Acquired Fund.

11.           Comment:  Please consider adding columns to the Pro Forma capitalization table on page 14 of the Prospectus/Proxy Statement for the Class C, K, and Y shares of the Acquiring Fund.

Response:  The Trust respectfully submits that adding columns to the Pro Forma capitalization table for the Class C, K, and Y shares of the Acquiring Fund would not provide meaningful disclosure to readers, since Class C, K, and Y shares are not involved in the Reorganization.

12.           Comment:  In the “U.S. Federal Income Tax Consequences” section of the Prospectus/Proxy Statement, and in each instance where the tax consequences of the Reorganization are mentioned, please also include a brief statement regarding the potential loss of the use of pre-Reorganization tax losses.

Response:  The Trust respectfully submits that adding a statement regarding the potential loss of pre-Reorganization tax losses would not provide helpful disclosure to readers.  The Acquiring Fund will be a “shell,” with no owners, immediately prior to the Reorganization, and the Reorganization should not trigger loss limitation rules.

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As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

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Should you have any questions, please do not hesitate to call me at (415) 315-6302.  Thank you for your assistance.

Very truly yours,

/s/ MATTHEW GAARDER-WANG

Matthew Gaarder-Wang

cc:	Benjamin L. Douglas, RS Investment Trust
Timothy W. Diggins, Ropes & Gray LLP
Elizabeth J. Reza, Ropes & Gray LLP